EXHIBIT 12
BellSouth Corporation
Computation Of Earnings To Fixed Charges
(Dollars In Millions)

                                             For the Three Months
                                                 Ended March 31,
                                                       2001
1. Earnings



   (a) Income from continuing operations
       before deductions for taxes and interest      $   1,712


   (b) Portion of rental expense representative
        of interest factor                                  21


        TOTAL                                        $   1,733


2. Fixed Charges

   (a) Interest                                     $      367


   (b) Portion of rental expense representative
        of interest factor                                  21


        TOTAL                                       $      388


   Ratio (1 divided by 2)                                 4.47